UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALDER BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

014339 105

(CUSIP Number)

Søren Hoffmann

H. Lundbeck A/S

General Counsel, Vice President, Corporate Legal

Ottiliavej 9

DK-2500 Valby

Denmark

+ 45 36 30 13 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Thomas Hughes, Esq.

Baker McKenzie LLP

300 East Randolph Street, Suite 5000

Chicago, Illinois 60601

(312) 861-8634

September 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014339 105	13D

1	NAMES OF REPORTING PERSONS H. Lundbeck A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,599,701*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,599,701*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,599,701*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*

Beneficial ownership of the common stock, par value $0.0001 per share (“Common Stock”) of Alder BioPharmaceuticals, Inc. (“Alder”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreement described in Item 3, Item 4 and Item 5 of this Schedule 13D (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have beneficial ownership are comprised of 11,599,701 outstanding shares of Common Stock beneficially owned by Alder stockholders party to the Support Agreement, which consist of (a) 8,306,000 shares of Common Stock outstanding as of September 16, 2016, (b) 3,195,181 shares of Common Stock beneficially owned by such stockholders subject to stock options and (c) 97,720 shares of Common Stock issuable upon conversion of 9,772 shares of Class A-1 Convertible Preferred Stock of Alder (the “Class A-1 Preferred Stock”) held by affiliated Alder stockholders party to the Support Agreement, which, due to the Beneficial Ownership Limitation (defined below), is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock by such stockholders, as reported by Redmile Group, LLC and Jeremy C. Green, parties to the Support Agreement, in their Schedule 13D/A filed with the Securities and Exchange Commission on September 17, 2019 in respect of such affiliated stockholders. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock, Alder may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of 9.99% of the shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”), which percentage may be changed at a holder’s election upon 61 days’ notice to Alder

Generally, upon the exercise of any security convertible or exchangeable for any Common Stock by the Alder stockholders party to the Support Agreement, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on: (a) 83,637,234 shares of Common Stock outstanding as of September 12, 2019 (based on the representation by Alder in the Merger Agreement (as defined below)), plus (b) 3,195,181 shares of Common Stock subject to stock options as noted above, plus (c) 97,720 shares of Common Stock issuable upon conversion of 9,772 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as noted above.

CUSIP No. 014339 105	13D

1	NAMES OF REPORTING PERSONS Violet Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,599,701*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,599,701*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,599,701*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See note above with respect to H. Lundbeck A/S.

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock” or “Share”), of Alder BioPharmaceuticals, Inc., a Delaware corporation (“Alder” or the “Company”). Alder’s principal executive offices are located at 11804 North Creek Parkway South, Bothell, WA 98011.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed on behalf of (i) H. Lundbeck A/S, a Danish aktieselskab (“Parent”) and (ii) Violet Acquisition Corp., a Delaware corporation (“Purchaser”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 4 hereto.

Parent is the indirect parent company of Purchaser. Lundbeck USA Holding LLC, a Delaware limited liability company (“Holding”), is a wholly-owned direct subsidiary of Parent; Lundbeck LLC, a Delaware limited liability company (“Payor”) is a wholly-owned direct subsidiary of Holding; and Purchaser is a wholly-owned direct subsidiary of Payor. Because of the relationship between Purchaser to Parent, each of Holding and Payor may be deemed to beneficially own the Common Stock beneficially owned by Purchaser.

The principal business address of Parent is Ottiliavej 9, Valby, Denmark 2500. The principal business address of Purchaser is 6 Parkway North, Deerfield, IL, 60015.

Parent is a pharmaceutical company engaged in the research and development, production, marketing, and sale of drugs for the treatment of disorders in the central nervous system, including depression, schizophrenia, Alzheimer’s disease and Parkinson’s disease. Purchaser is principally engaged in the business of acquiring and holding the Common Stock.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Tender and Support Agreement (“Support Agreement”) described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Parent, Purchaser and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Support Agreement as an inducement to Parent, Payor and Purchaser’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relates have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreement.

Item 4. Purpose of Transaction.

On September 16, 2019, Parent, Payor and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Alder.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of Alder, at an offer price of (i) $18.00 per share in cash (the “Closing Amount”), plus (ii) one non-transferable contingent value right per share of Common Stock (each, a “CVR”), which represents the contractual right under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Parent, Payor and a rights agent mutually agreeable to Parent and Alder at or prior to the time that Purchaser accepts for payment all Common Stock tendered (and not validly withdrawn) pursuant to the Offer, to receive a contingent payment in cash of $2.00 per share of Common Stock in the aggregate, contingent upon the achievement of the first legally valid approval by the European Commission of a “marketing authorisation application” of any medicinal product for human use containing any Eptinezumab for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 (the “Milestone”) (such potential cash payments, together with the Closing Amount, or any higher amount per share of Common Stock paid pursuant to the Offer, the “Offer Price”), in each case without any interest thereon and subject to any required tax withholdings.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, beneficially owned by Parent and its affiliated entities, represent at least one more Share than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer, plus (B) the total number of Shares that Alder is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred by the time of the expiration of the Offer (but without duplication) (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of merger control clearance, or confirmation that no merger control filing is required, from the competition authorities in Austria and Germany (the “Foreign Antitrust Approvals”); and (iii) those other conditions set forth in Annex I to the Merger Agreement (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Parent and Alder. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser, Payor or Parent, to the extent waivable by Purchaser, Payor or Parent, Parent, Purchaser and Payor may, in their sole discretion (and without the consent of Alder or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time for: (A) any period required by any applicable securities law, rule or regulation, any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement shall have expired or been terminated; and (iii) if, as of the then scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of Alder, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Parent, Payor or Purchaser: (i) be required to extend the Offer beyond the earlier to occur of the valid termination of the Agreement and the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”); (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Alder; or (iii) be required to extend the Offer beyond the then-existing expiration date for more than three (3) consecutive additional periods not to exceed an aggregate of thirty (30) business days, with each such period being no less than ten (10) business days unless Alder agrees otherwise, if, as of the applicable expiration date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer. Subject to the valid termination of the Merger Agreement in compliance with its terms, Purchaser will not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Alder.

Subject to the satisfaction or waiver by Purchaser, Payor or Parent of the Offer Conditions, Purchaser will (and Parent will cause Purchaser to) (i) promptly (and in any event no later than the first business day after) after the expiration date of the Offer accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.

As soon as practicable following the acceptance of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Purchaser will merge with and into Alder, with Alder surviving as a wholly owned subsidiary of Parent (the “Merger”), without a meeting or vote of stockholders of Alder. At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than Shares held by Alder, Parent, Purchaser, any subsidiary of Parent, or by stockholders of Alder who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive the Offer Price without interest and subject to any withholding of taxes.

In addition, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”), will be cancelled and converted into the right to receive both (i) a cash payment equal to (A) the excess, if any, of (x) the Closing Amount over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time and (ii) one (1) CVR for each Share subject to such In the Money Option immediately prior to the Effective Time.

At the Effective Time, each Company Option other than an In the Money Option that is outstanding and unexercised, whether or not vested (each, an “Out of the Money Option”), will be cancelled and except as described below, be converted into the right to receive a cash payment, if any, from Parent with respect to each Share subject to the Out of the Money Option upon the Milestone Payment Date (as defined below) or such earlier date as may be required to ensure that such cash payment constitutes a short-term deferral under U.S. tax law, equal to the amount by which the sum of the Closing Amount and the amount per Share to be paid at the Milestone Payment Date (as defined below) exceeds the exercise price payable per Share under such Out of the Money Option. No payment will be payable with respect to the Milestone (as defined below) being achieved after December 31, 2024, which is the expiration date under the CVR Agreement. Any Out of the Money Options with an exercise price payable per Share equal to or greater than $20.00 will be cancelled at the Effective Time without any consideration payable therefor.

At the Effective Time, the holder of each time vesting restricted stock unit with respect to Shares (a “Company RSU”), whether or not vested, will be entitled to receive (i) a cash payment equal to the product of (A) the Closing Amount and (B) the number of Shares subject to such Company RSU and (ii) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time.

At the Effective Time, the holder of each performance vesting restricted stock unit with respect to Shares (a “Company PSU”), whether or not vested, will be entitled to receive (i) a cash payment equal to the product of (A) the Closing Amount and (B) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance) and (ii) one (1) CVR for each Share subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance).

Upon the Offer Acceptance Time, each share of Alder’s Class A-1 Convertible Preferred Stock (the “Class A-1 Preferred Stock”) outstanding immediately prior to the Offer Acceptance Time will be cancelled without any further action on the part of Alder or the holders thereof. In consideration for such cancellation, each holder of shares of Class A-1 Preferred Stock will automatically receive, for each Share issuable upon conversion of such shares of Class A-1 Preferred Stock that would have been issuable had such cancelled shares of Class A-1 Preferred Stock been converted immediately prior to the Offer Acceptance Time, the same Offer Price receivable by holders of Shares promptly after the Offer Acceptance Time, subject to any withholding tax.

At the Offer Acceptance Time, Parent will cause Purchaser to assume each outstanding and unexercised warrant to purchase Class A-1 Preferred Stock (the “Company Warrant”) on the terms and conditions set forth in each Company Warrant, including the obligation to deliver to the applicable holders of the Company Warrant the same Offer Price receivable by holders of Shares.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. Among other things, until the earlier of the termination of the Merger Agreement or the Effective Time, Alder has agreed to operate its business in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Merger Agreement also prohibits Alder’s solicitation of proposals relating to alternative transactions and restricts Alder’s ability to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to certain limited exceptions.

The Merger Agreement also contains termination provisions for both Alder and Parent and further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by Alder to accept and enter into a definitive agreement with respect to an unsolicited superior offer, Alder will be required to pay a termination fee of $87,000,000 in cash (the “Termination Fee”). A superior offer includes a written proposal pursuant to which a third party would acquire 80% or more of the assets of Alder or the outstanding Common Stock, on terms that the board of directors of Alder in its good faith judgment (after consultation with outside legal counsel and its financial advisors) determines would, if consummated, be more favorable to Alder’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably likely to be consummated on the terms proposed, taking into account relevant factors, including legal, regulatory and financing factors. Any termination of the Merger Agreement by Alder in connection with a superior offer is subject to certain conditions, including Alder’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of Alder that the failure to take such action would be inconsistent with their fiduciary duties to Alder’s stockholders under applicable law, payment of the Termination Fee by Alder and the concurrent execution of a definitive agreement by Alder with such third party.

In addition, either Alder or Parent may terminate the Merger Agreement, at any time prior to the time Purchaser accepts for payment the shares of Common Stock tendered pursuant to the Offer, if the Merger has not been consummated prior to 11:59 p.m., Eastern Time, on December 31, 2019 (the “End Date”).

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into the Support Agreement with the Supporting Stockholders, pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its shares of Common Stock, options to purchase shares of Common Stock that are exercised prior to the Purchaser’s acceptance of shares in the Offer or shares of Class A-1 Preferred Stock that are converted prior to the Purchaser’s acceptance of shares in the Offer (collectively, and together with any securities convertible or exchangeable into shares of Common Stock prior to the Purchaser’s acceptance of shares in the Offer, the “Subject Shares”), pursuant to the Offer and, if necessary, vote his, her or its Subject Shares, (i) for the adoption of the Merger Agreement if required; (ii) against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Alder contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or would result in any of the conditions to the Offer or the Merger not being timely satisfied; (iii) against any change in the board of directors of Alder; (iv) against any Acquisition Proposal (as defined in the Merger Agreement); (v) against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Alder (other than the Merger); (vi) against any sale, lease, license or transfer of a material amount of the business or assets, or any reorganization, recapitalization or liquidation, of Alder and its subsidiaries; (vii) against any change in the present authorized capitalization of Alder or any amendment or other change to Alder’s certificate of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of Alder’s capital stock; and (viii) against any other plan, proposal, arrangement, action, agreement or transaction involving Alder or its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Based upon information provided by Alder and the Supporting Stockholders, including options to purchase shares of Common Stock and shares of Class A-1 Preferred Stock, the Supporting Stockholders beneficially owned, in the aggregate, 11,599,701 shares of Common Stock as of September 16, 2019. The Support Agreement does not require that the Supporting Stockholders exercise their options to purchase shares of Common Stock or convert any of their shares of Class A-1 Preferred Stock into shares of Common Stock, though if exercised or converted, such shares would become subject to the Support Agreement and would be required to be tendered in the Offer.

Contingent Value Rights Agreement

At or prior to the Offer Acceptance Time, Parent, Payor and a rights agent mutually acceptable to Parent and Alder will enter into the CVR Agreement governing the terms of the CVRs to be received by Alder’s stockholders. Each holder will be entitled to one CVR for each share of Common Stock outstanding or underlying each of the In the Money Options, Company RSUs and Company PSUs, in each case, whether or not vested, warrants (if and when exercised) and Class A-1 Preferred Stock, that (i) the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. Each holder of the Company Warrant and Alder’s outstanding convertible senior notes, upon the exercise of conversion thereof, will become entitled to one (1) CVR for each underlying Share of the Company Warrant and convertible senior notes on an as converted basis, in the case of the convertible senior notes solely to the extent cash is not delivered to converting holders in lieu of the CVR. Each holder of Out of the Money Options with an exercise price below $20.00 will receive the right to a cash payment of $20.00 minus the exercise price. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, Payor, Alder or any of their affiliates.

Each CVR represents the right to receive the following cash payments, without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of the Milestone. There can be no assurance that the Milestone will be achieved on or prior to December 31, 2024, the expiration date of the CVR Agreement, and that the resulting payment will be required of Payor with respect to the Milestone.

Nondisclosure Agreement

Effective as of January 9, 2019, Alder and Parent entered into a customary nondisclosure agreement in connection with a possible transaction involving Alder. Under the nondisclosure agreement, Parent agreed, subject to certain exceptions, to keep confidential any confidential information concerning Alder furnished by Alder to Parent or its representatives. On April 17, 2019, Alder waived the provisions of the nondisclosure agreement that required Parent to receive an invitation before making a private acquisition proposal to the Alder board of directors. On September 13, 2019, Alder and Parent amended the nondisclosure agreement to expand the purpose of the information disclosed under the nondisclosure agreement to include a possible business combination.

Additional Information

The foregoing descriptions of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreement and the transactions contemplated thereby, (iii) the CVR Agreement and the transactions contemplated thereby and (iv) the nondisclosure agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference; to the Support Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference; to the CVR Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference; and to the nondisclosure agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

The purpose of the Merger is for Purchaser to acquire the entire equity interest in Alder. The Supporting Stockholders entered into the Support Agreement as an inducement to Parent’s, Payor’s and Purchaser’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, Alder will become a wholly owned subsidiary of Payor, the shares of Common Stock will cease to be freely traded or listed, the Common Stock will be de-registered under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Payor will control the board of directors of Alder and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Alder as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Parent filed a tender offer statement on Schedule TO with the Securities and Exchange Commission on September 23, 2019 and, on the same day, Alder filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Alder and Parent will file other relevant materials in connection with the proposed acquisition of Alder by Parent pursuant to the terms of the Merger Agreement. These materials will be sent free of charge to all stockholders of Alder when available. In addition, all of these materials (and all other materials filed by Alder with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and may be obtained by directing a request to the information agent for the offer, Innisfree M&A Incorporated. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Alder at Alder’s website at https://investor.alderbio.com/node/5806.

INVESTORS AND SHAREHOLDERS OF ALDER ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Support Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 11,599,701 shares of Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference).

The 11,599,701 shares of Common Stock over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 13.3% of the shares of Common Stock outstanding, based on: (a) 83,637,234 shares of Common Stock outstanding as of September 12, 2019 (based on the representation by Alder in the Merger Agreement (as defined below)), plus (b) 3,195,181 shares of Common Stock beneficially owned by Alder stockholders party to the Support Agreement subject to stock options, plus (c) 97,720 shares of Common Stock issuable upon conversion of 9,772 shares of Class A-1 Preferred Stock held by affiliated Alder stockholders party to the Support Agreement, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock by such stockholders, as reported by Redmile Group, LLC and Jeremy C. Green, parties to the Support Agreement, in their Schedule 13D/A filed with the Securities and Exchange Commission on September 17, 2019.

Generally, upon the exercise of any security exchangeable for any Common Stock by the Alder stockholders party to the Support Agreement, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

Notwithstanding the preceding, the Reporting Persons, for themselves and on behalf of each of Holding and Payor, hereby disclaim beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons, Holding or Payor is, for any or all purposes, a beneficial owner of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto, during the last 60 days.

(d) Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Persons based on the representations made by the Supporting Stockholders in the Support Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Support Agreement, the CVR Agreement and the nondisclosure agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Alder, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of September 16, 2019, by and among H. Lundbeck A/S, Lundbeck LLC, Violet Acquisition Corp. and Alder Biopharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

2	Tender and Support Agreement, dated as of September 16, 2019, by and among H. Lundbeck A/S, Violet Acquisition Corp. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

3	Form of Contingent Value Rights Agreement (incorporated by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Alder BioPharmaceuticals, Inc. with the Securities and Exchange Commission on September 16, 2019).

4*	Joint Filing Agreement, dated as of September 26, 2019, by and among H. Lundbeck A/S and Violet Acquisition Corp.

5	Nondisclosure Agreement, effective January 9, 2019, by and between Alder BioPharmaceuticals, Inc. and H. Lundbeck A/S (incorporated by reference to Exhibit 99.(D)(3) to the Schedule TO-T filed by H. Lundbeck A/S with the Securities and Exchange Commission on September 23, 2019).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2019	H. LUNDBECK A/S

	By:	/s/ Deborah Dunsire
	Name:	Deborah Dunsire
	Title:	Chief Executive Officer

Date: September 26, 2019	VIOLET ACQUISITION CORP.

	By:	/s/ Peter Anastasiou
	Name:	Peter Anastasiou
	Title:	President

SCHEDULE I

Directors and Executive Officers of the Reporting Persons

Parent

The following table sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (c) citizenship of each of the directors and executive officers of the Parent. Unless otherwise indicated, the business address of each of the executive officers and directors set forth below is H. Lundbeck A/S, Ottiliavej 9, DK-2500 Valby, Denmark.

Name	Present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted	Citizenship
Directors
Lars Søren Rasmussen	Chairman of the Board of Directors; Member of Audit Committee; Chairman of Remuneration and Nomination Committee of Parent	Denmark
Lene Skole-Sørensen	Chief Executive Officer of Lundbeck Foundation Scherfigsvej 7, 2100 Copenhagen Ø, Denmark	Denmark
Lars Erik Holmqvist	Chairman of the Board of Directors of Biovica International AB Dag Hammarskjölds Väg 54B, 752 37 Uppsala, Sweden	Sweden
Jeremy Max Levin	Chief Executive Officer and Chairman of Ovid Therapeutics 1460 Broadway, New York, NY 10036	United States; United Kingdom
Jeffrey Berkowitz	Chief Executive Officer of Real Endpoints 25A Hanover Road; Suite 203, Florham Park, NJ 07932	United States
Henrik Andersen	Group President and Chief Executive Officer of Vestas Wind Systems A/S Hedeager 42, 8200 Aarhus N, Denmark	Denmark
Henrik Sindal Jensen	Director in Corporate Business Development & Licensing of Parent	Denmark
Rikke Kruse Andreasen	Senior Laboratory Technician and Union Representative of Parent	Denmark
Ludovic Tranholm Otterbein	Director of Research Informatics and Compound Management of Parent	France

Executive Officers Not Already Listed Above as Directors
Deborah Dunsire	President and Chief Executive Officer	United States; United Kingdom
Peter Anastasiou	Executive Vice President, North America	United States
Lars Bang	Executive Vice President, Product Development & Supply	Denmark
Anders Götzsche	Executive Vice President, Chief Financial Officer	Denmark
Elise Hauge Larsen	Executive Vice President, People & Communication	Denmark
Keld Flintholm Jørgensen	Executive Vice President, Corporate Strategy & Business Development	Denmark
Johan Luthman	Executive Vice President, R&D	Sweden
Jacob Tolstrup	Executive Vice President, Commercial Operations	Denmark

Purchaser

The following table sets forth the (a) name, (b) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which employment is conducted, and (c) citizenship of each of the directors and executive officers of the Purchaser. The business address of each of the directors and executive officers set forth below is 6 Parkway North, Deerfield, IL, 60015.

Managers and Executive Officers

Peter Anastasiou	President, Director	United States

Thomas D. Forrester	Secretary	United States

Julie A. Hakim	Treasurer	United States

Colleen Hickey	Assistant Secretary	United States

Exhibit 4

AGREEMENT OF JOINT FILING

This JOINT FILING AGREEMENT (this “Agreement”), is made and entered into as of this 26th day of September, 2019, by and among H. Lundbeck A/S and Violet Acquisition Corp.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: September 26, 2019

H. Lundbeck A/S

By:	/s/ Deborah Dunsire
Name:	Deborah Dunsire
Title:	Chief Executive Officer

Violet Acquisition Corp.

By:	/s/ Peter Anastasiou
Name:	Peter Anastasiou
Title:	President

[Signature Page to Joint Filing Agreement]